Exhibit 99.1

SINGAPORE (January 18, 2022) - Karooooo Ltd. (“Karooooo”), which owns 100% of Cartrack Holdings (“Cartrack”), today reported results for the third quarter of its 2022 financial year (“2022”), ended November 30, 2021.

Cartrack is a leading provider of an on-the-ground operations cloud that maximizes the value of data by providing insightful real-time data analytics and business intelligence reports. Its offering extends beyond connected vehicles and equipment, assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting.

“We believe that we are in an early stage of a large and long-term opportunity and we remain very excited about Karooooo’s growth trajectory. Globally, we see a growing demand by small to large enterprises wanting to digitally transform their business’ to remain competitive.

Being in a pandemic, we are constantly evaluating the trade-off between our unit economics and our intended accelerated investment for growth. We are well positioned to materially increase our spend on sales and marketing to achieve even stronger growth given that our Lifetime Value (“LTV”) of a Customer to CAC ratio (a non-IFRS measure) is greater than nine times, and we have consistently beaten the rule of 40 (a non-IFRS measure), in the last four quarters.

Year-to-date, our revenue is up 20%, which equates to a 23% increase on a constant currency basis (a non-IFRS measure), and our strong customer acquisition is encouraging given the ongoing uncertainty in policies dealing with the pandemic. Our growth expectations for the year remain unchanged as set out in our outlook upon listing on the Nasdaq in April 2021.

Strong financial discipline in our approach to capital allocation and cash management has allowed for a robust unleveraged balance sheet and strong cash position with ample capacity to fund growth. Balancing our significant and continuing investment for growth whilst exercising caution in allocating capital during the pandemic, has been top of mind in this financial year and we believe we have positioned ourselves favourably for the long term.

As demonstrated for over a decade, our robust and consistently profitable business model coupled with our evolving end-to-end all inclusive Internet of Things (“IOT”) platform, vertically integrated business model, established infrastructure, expanding distribution network and ability to execute and scale gives me comfort to believe that we will continue scaling our customer base and continue to improve our offering.

The scale of data on our platform is vast and growing. We contextualize billions of data points on a daily basis enabling us to provide differentiated and innovative insights to customers which enriches their day-to-day operations. We believe that there is a significant economic upside to the large data pool that we have built and continue to build. Further, we believe that there is significant untapped network effect value for other much needed related services given the size of our subscriber base.” Zak Calisto, CEO and Founder.

Karooooo Ltd. Announces Third Quarter 2022 Unaudited Financial Results

Third Quarter 2022 Highlights:

(Comparisons are relative to the Third Quarter 2021, unless otherwise stated)

SCALE

Karooooo’s strong growth momentum in the number of subscribers continues. Despite ongoing disruption from the global effects of the pandemic, our business model drove new customer additions, delivering growth in the total number of subscribers (connected vehicles or other assets on our platform).

●	1,470,385 subscribers in total as of November 30, 2021, up 18% (Q3 2021: 1,246,089)

●	164,385 net subscriber additions for the nine months ended November 30, 2021, up 37% (Nine months ended November 30, 2020: 119,574)

GROWTH

●	Total revenue increased 22% to ZAR720 million (Q3 2021: ZAR589 million)

●	Total revenue increased 25% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR664 million (Q3 2021: ZAR567 million)

●	Subscription revenue increased 19% on a constant currency basis (a non-IFRS measure)

●	SaaS Annualized Recurring Revenue (“ARR”), (a non-IFRS measure), increased 16% to ZAR2,760 million as at November 2021 (November 2020: ZAR2,373 million).

●	Operating Profit increased 3% to ZAR205 million for the period (Q3 2021: ZAR198 million)

●	Earnings per share increased 10% to ZAR4.72 (Q3 2021: ZAR4.30)

Third Quarter 2022 Financial Overview

Subscription Revenue and Total Revenue

Karooooo achieved revenue growth of 22% and subscription revenue growth of 17% in the third quarter of 2022. Subscription revenue growth was driven by Karooooo’s robust business model that delivered 18% growth in the number of subscribers to 1,470,385.

The ZAR strengthened against the basket of currencies in which Karooooo operates. On a constant currency basis (a non-IFRS measure) revenue grew 25% and subscription revenue by 19%. New customer additions contributed to the net increase of 164,385 in subscribers in the first nine months of 2022, 37% higher than the increase of 119,574 subscribers in the first nine months of 2021.

Included in total revenue for the third quarter, ZAR24 million relates to revenue earned from Carzuka, a vertical currently in beta phase, gaining traction and expected to launch late in the fourth quarter of 2022 and ZAR18 million relates to Picup, a logistics cloud-based disruptive technology company located in South Africa, that has been working with Cartrack to address the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long haul services and crowd-sourced drivers in order to scale and meet their operational needs.

Karooooo has high revenue visibility with subscription revenue accounting for 98% of total revenue (excluding revenue derived from the beta launch of Carzuka and Picup).

In ZAR, SaaS ARR (a non-IFRS measure), increased 16% to ZAR2,760 million as at November 30, 2021, compared to ZAR2,373 million as at November 30, 2020. In USD, SaaS ARR (a non-IFRS measure), increased 12% to USD172.5 million as at November 30, 2021, compared to USD153.7 million as at November 30, 2020. SaaS ARR was driven by the 18% increase in subscribers and offset by a weaker ZAR, with the ZAR to USD exchange rate of ZAR16.00 at the end of November 2021 compared to ZAR15.43 at the end of November 2020. Amounts in ZAR have been translated to USD using exchange rates as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on November 30, 2021.

Operating Expenses

As planned, operating expenses increased 21% to ZAR250 million compared to the third quarter of 2021 given the continued preparation for future growth, with a significant recruitment drive focused mainly on sales, customer experience and R&D. Excluding, Carzuka and Picup, operating expenses increased 15%.

Sales and marketing operating expenditure increased 23% compared to the third quarter of 2021. Sales and marketing basic salaries are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather when incurred. This component of operating expenditure increased 44% in this quarter compared to the third quarter of 2021. We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion.

R&D operating expenditure increased 80% compared to the third quarter of 2021, partly due to the base effect of subdued investment in the third quarter of 2021 given COVID-19 imposed operating restrictions at the time coupled with continued investment for improvement, enrichment and expansion of our connected cloud in the third quarter of 2022.

General and administration expenditure increased only 10% compared to the third quarter of 2021 as a result of growth, favorably offset by continued realization of economies of scale and increased staff productivity as a result of investment in internal systems.

The trend in expenses as a relative portion of subscription revenue reported below are in accordance with Karooooo’s long-term financial goals set out upon listing on the Nasdaq in April, 2021 and are reflective of the Group’s accelerated growth strategy by investing for growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 12.0% compared to 11.5% in the third quarter of 2021.

●	R&D expenses as a percentage of subscription revenue increased to 5.6% compared to 3.6% in the third quarter of 2021.

●	General and administration expenses as a percentage of subscription revenue decreased to 20.0% compared to 21.3% in the third quarter of 2021.

Operating Profit, Profit and Earnings per Share

The Group delivered operating profit of ZAR205 million for the period (Q3 2021: ZAR198 million), 3% higher than the third quarter of 2021. This result comprises strong subscriber and revenue growth despite the challenging operating environment and adverse currency fluctuations.

The profit generated for the quarter increased 12% to ZAR148 million (Q3 2021: ZAR133 million) partly impacted by the lower effective tax rate of 27% in the third quarter of 2022, compared to 33% in 2021.

In line with management’s expectations, earnings per share increased 10% to ZAR4.72 in the third quarter of 2022 (Q3 2021: ZAR4.30).

Karooooo’s IPO costs were fully accounted for by the end of the first quarter of 2022, thus reference to Adjusted profit and Adjusted earnings per share (both non-IFRS measures) are not applicable in the third quarter of 2022.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA (a non-IFRS measure) increased 13% to ZAR342 million (Q3 2021: ZAR302 million). In the third quarter of 2021 when Karooooo experienced margin expansion, reporting an Adjusted EBITDA margin (a non-IFRS measure) of 51% as a result of lower growth due to the ongoing pandemic related constraints, management indicated that the preference then would have been to invest significantly into higher growth.

In line with Karooooo’s planned investment for future growth and as set out in management’s guidance range for 2022, the Adjusted EBITDA margin (a non-IFRS measure) was 47% in the third quarter of 2022. Adjusted EBITDA (a non-IFRS measure) as a percentage of subscription revenue was 52% in the third quarter of 2022.

The Adjusted EBITDA (a non-IFRS measure) for the first nine months of 2022 increased 7% to ZAR914 million (Nine months ended November 30, 2020: ZAR857 million), translating to an Adjusted EBITDA margin (a non-IFRS measure) of 46% for the first nine months of 2022.

Outlook

Karooooo has a history of consistent organic growth, scalability, strong earnings and financial discipline. The Group has been highly cash generative with most of its revenues recurring in nature and has operated with high operating and Adjusted EBITDA margins.

Karooooo’s growth expectation ranges for full year 2022 compared to full year 2021 remain unchanged. Management expects the following ranges for full year 2022:

●	Number of subscribers between 1,500,000 and 1,600,000

●	Subscription revenue between ZAR2.5 billion and ZAR2.7 billion

●	Adjusted EBITDA margin between 45% and 50% (excluding Carzuka and Picup)

Operating in a growing and largely underpenetrated market and with the tailwind of customers seeking software solutions to successfully digitalize their businesses and improve their operations, we believe Karooooo is well positioned for growth.

Karooooo’s multiple levers for expansion are supported by a proven, robust and consistently profitable business model, further enhanced by its unleveraged balance sheet and strong cash position.

The intended investment in marketing and sales, coupled with the realization of economies of scale across business segments, is expected to generate robust results in the future.

Actual results may differ materially from Karooooo’s Financial Outlook as a result of the pandemic and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

Balance Sheet, Liquidity and cash flow

Karooooo has a robust balance sheet with ample capacity to fund organic growth and remains disciplined in its approach to capital allocation and cash management.

The Group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

Cash and cash equivalents as at November 30, 2021

After Karooooo listed on the Nasdaq and bought out all minority shareholders of Cartrack in the first quarter of 2022, the net proceeds raised equated to ZAR349 million. During the third quarter of 2022, Karooooo paid ZAR70 million in acquiring 70.1% of Picup, announced to the market on September 13, 2021.

Karooooo ended the third quarter of 2022 with ZAR799 million in cash and cash equivalents, significantly higher compared to ZAR67 million at the end of the third quarter of 2021. Further, the Group has bank facilities for growth initiatives and other general corporate purposes comprised of: ZAR925 million with The Standard Bank of South Africa and ZAR75 million with Mercantile Bank, a division of Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Cash generated from operating activities decreased 6% to ZAR750 million for the nine months ended November 30, 2021 (nine months ended November 30, 2020: ZAR794 million) in line with the Group’s continued and strategic investment into customer acquisition and long term growth.

Karooooo’s investment for growth contributed to the 37% increase in net subscriber additions to 164,385 in the nine months ended November 30, 2021 (nine months ended November 30, 2020: 119,574). Karooooo invested ZAR445 million into PPE and infrastructure during the first nine months of 2022, 16% more than the ZAR383 million invested in the first nine months of 2021.

The Group generated Free Cash Flow (a non-IFRS measure) of ZAR306 million in the first nine months of 2022 compared to ZAR411 million in the first nine months of 2021.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the Non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,637 Cartrack minority shares bought by Karooooo.

Third Quarter 2022 Segmental Overview

South Africa

This segment, being less impacted by COVID-19 operating restrictions, allowed Karooooo to leverage its strong market position and well-established national distribution network to deliver strong subscriber growth in the quarter, contributing to Karooooo’s robust financial performance. Revenue and subscription revenue (excluding Carzuka and Picup) in South Africa increased by 19% and 21% respectively, compared to the third quarter of 2021. At the end of the third quarter of 2022, South Africa had 1,141,112 subscribers, up 19% compared to the third quarter of 2021, a result supported by our consistent investment for growth. We believe that we are the largest and fastest growing enterprise mobility SaaS provider in South Africa.

Carzuka, currently in beta phase, generated ZAR24 million during the quarter compared to ZAR9 million in the previous quarter. We are excited about its launch and are feeling increasingly more confident with the business model.

Picup earned ZAR18 million of revenue during the third quarter of 2022.

Asia Pacific, Middle East and United States

This segment is the second largest revenue contributor and we believe that Southeast Asia presents the greatest opportunity in the medium to long term given its populous and fast growing economies that remain considerably underpenetrated.

Unlike South Africa, Asia’s lock down restrictions remained stringent with less travel and economic activity, locally and from abroad, given the new COVID-19 variants prevailing globally. Despite the persistent operating restrictions resulting in the inability to deploy talent and efficiently transfer knowledge into the Asia Pacific region, the number of subscribers in this segment grew 20% to 138,337 in the third quarter of 2022 compared to 2021. This translated into 17% growth in subscription revenue on a constant currency basis (a non-IFRS measure) compared to the third quarter of 2021. Subscription revenue growth reported in ZAR increased 6% during the quarter, negatively impacted by the stronger ZAR.

The highly fragmented market coupled with our established operations that continue to gain scale offers a meaningful opportunity for Karooooo to capture market share. Looking ahead, management expects accelerating growth in the Asia segment once the impacts of COVID-19 minimize. Karooooo expects to be able to increase the pace of its investment for growth in Southeast Asia in the first quarter of 2023.

The Group’s strategic office in the United States continues to yield many key insights that have positively contributed to the Group.

Europe

The European segment delivered robust subscription revenue growth of 13% on a constant currency basis (a non-IFRS measure) driven by subscriber growth of 15%. This result was offset by currency headwinds with the ZAR strengthening significantly against the EUR resulting in subscription revenue growth reported in ZAR increasing 2% compared to the third quarter of 2021.

Karooooo’s intended expansion strategy in Europe remains encouraging and it now has 124,102 subscribers in Europe. Karooooo plans to increase the pace of its investment for growth in Europe in the first quarter of 2023.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Southern Africa. The number of subscribers increased by 8% to 66,834 and subscription revenue increased 2% on a constant currency basis (a non-IFRS measure) with some of our loyal customers still facing cash flow and operational difficulties due to pandemic headwinds.

Events subsequent to the end of the Third Quarter of 2022

Given Karooooo’s consistent annual growth rate since inception, its existing leased office premises in Johannesburg South Africa, Cartrack Corner, situated at 11 Keyes Avenue Rosebank (“office premises”), no longer provides adequate space to accommodate the expected growth.

Karooooo intends to acquire Purple Rain Properties (Pty) Ltd (“Purple Rain”), a company with its only asset being the office premises, for a purchase price equal to the net asset value of Purple Rain. The transaction is a related party transaction with Zak Calisto and Juan Marais indirectly owning Purple Rain.

The full total cost for the redevelopment of the office premises, including the site, is estimated to be ZAR342 million. The cost equates to an estimated monthly long term lease cost of ZAR115 per square meter, in comparison to the current market rate of ZAR140 per square meter with an annual escalation of 8%. The new offices, including 404 parking bays, will have a built up area of approximately 31,800 square meters.

Whilst the redevelopment is taking place, expected to be 2 years, Cartrack has temporarily leased offices opposite its current offices in Rosebank, Johannesburg.

Conference Call Information

Karooooo management will host a conference call and audio webcast on Wednesday, January 19, 2022 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time).

Webcast: Registration is available at https://edge.media-server.com/mmc/p/bsi8ravj. A live and archived webcast of the conference call will also be available on the Karooooo website at www.karooooo.com.

Conference call: Listeners may access the live conference call by dialing the following numbers and are advised to dial in approximately 10 minutes prior to the start of the call:

United States Toll Free: 1 833 239 5575

International: +65 678 012 01

Singapore Toll Free: 800 852 8350

South Africa Toll Free: 0800 014 509

United Kingdom Toll Free: 0800 279 8053

Access Code: 2489497

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IOT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,470,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)

Revenue	719,541	588,667	2,004,502	1,674,802
Cost of sales	(249,878)	(166,401)	(639,263)	(464,247)
Gross profit	469,663	422,266	1,365,239	1,210,555
Other income	532	838	1,817	1,356
Expected credit losses on financial assets	(15,783)	(18,185)	(63,846)	(56,249)
Operating expenses	(249,702)	(206,701)	(752,686)	(589,687)
Sales and marketing	(79,888)	(65,188)	(253,291)	(173,261)
General and administration	(132,537)	(120,823)	(393,069)	(346,011)
Research and development	(37,277)	(20,690)	(106,326)	(70,415)
Operating profit	204,710	198,218	550,524	565,975
Initial public offering costs (“IPO”)	-	-	(10,288)	-
Finance income	1,525	1,382	3,856	3,852
Finance costs	(3,756)	(1,496)	(8,666)	(4,833)
Profit before taxation	202,479	198,104	535,426	564,994
Taxation	(54,165)	(65,222)	(156,035)	(170,130)
Profit for the period	148,314	132,882	379,391	394,864

Profit attributable to:
Owners of the parent	146,201	87,398	353,624	258,875
Non-controlling interest	2,113	45,484	25,767	135,989
	148,314	132,882	379,391	394,864

Earnings per share
Basic and diluted earnings per share (ZAR)	4.72	4.30	12.17	12.73

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	4.72	4.30	12.52	12.73

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)
Profit for the period	148,314	132,882	379,391	394,864
IPO costs	-	-	10,288	-
Adjusted profit (a non-IFRS measure)	148,314	132,882	389,679	394,864

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of November 30, 2021	As of February 28, 2021	As of November 30, 2020
	(Unaudited)		(Unaudited)
	(ZAR Thousands)
ASSETS
Non-current assets
Goodwill	198,137	124,152	126,146
Intangible assets	78,630	59,339	55,114
Property, plant and equipment	1,303,740	1,137,192	1,131,300
Capitalized commission assets	246,291	201,075	187,637
Deferred tax assets	57,413	47,046	57,110
Loans to related parties	19,400	19,400	11,000
Long-term prepayment	10,306	-	-
Total non-current assets	1,913,917	1,588,204	1,568,307
Current assets
Inventories	13,062	-	-
Trade and other receivables and prepayments	360,650	324,170	284,800
Taxation	7,345	15,412	8,692
Cash and cash equivalents	798,687	104,937	88,433
Other financial asset	-	882,420	-
Total current assets	1,179,744	1,326,939	381,925
Total assets	3,093,661	2,915,143	1,950,232
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	2,739,629	10
Investment by owner	-	-	30,383
Foreign currency translation reserve	100,956	9,705	11,116
Retained income	1,164,889	815,215	816,744
Capital reserve[1]	(3,587,640)	-	-
Common control reserve[2]	(2,709,236)	(2,709,236)	-
Equity attributable to equity holders of parent	2,111,822	855,313	858,253
Non-controlling interest	31,345	427,133	336,499
Total equity	2,143,167	1,282,446	1,194,752
Liabilities
Non-current liabilities
Term loans	121,046	10,468	16,054
Lease liabilities	72,160	60,283	54,573
Deferred revenue	111,261	85,655	79,386
Deferred tax liabilities	41,400	42,024	60,835
Total non-current liabilities	345,867	198,430	210,848
Current liabilities
Term loans	1,408	5,462	1,404
Trade and other payables	282,572	281,882	260,173
Loans from related parties	2,736	891,977	7,911
Lease liabilities	45,242	38,401	35,439
Taxation	65,162	25,615	48,470
Provision for warranties	2,000	981	864
Deferred revenue	205,507	161,110	168,646
Bank overdraft	-	28,839	21,725
Total current liabilities	604,627	1,434,267	544,632
Total liabilities	950,494	1,632,697	755,480
Total equity and liabilities	3,093,661	2,915,143	1,950,232

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the Non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.
2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)

Net cash flows from operating activities	308,184	277,483	750,156	793,549
Net cash flows utilized by investing activities	(252,910)	(169,609)	(543,279)	(410,726)
Net cash flows from/(utilized by) financing activities[1]	16,848	(280,640)	440,532	(469,811)
Net cash and cash equivalents movements for the period	72,122	(172,766)	647,409	(86,988)
Cash and cash equivalents as at the beginning of the period	664,176	233,077	76,098	146,591
Translation differences on cash and cash equivalents	62,389	6,397	75,180	7,105
Total cash and cash equivalents at the end of the period	798,687	66,708	798,687	66,708

1.	Net cash flows from financing activities for the nine months ended November 30, 2021 includes ZAR349 million of net proceeds from the corporate action in April 2021.

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)
Net cash generated from operating activities	308,184	277,483	750,156	793,549
Less: purchase of property, plant and equipment	(174,106)	(154,652)	(444,633)	(383,034)
Free Cash Flow (a non-IFRS measure)	134,078	122,831	305,523	410,515

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)
Profit for the period	148,314	132,882	379,391	394,864
Taxation	54,165	65,222	156,035	170,130
Finance income	(1,525)	(1,382)	(3,856)	(3,852)
Finance costs	3,756	1,496	8,666	4,833
Depreciation of property, plant and equipment and amortization of intangible assets	136,819	103,482	363,705	290,799
IPO costs	-	-	10,288	-
Adjusted EBITDA (a non-IFRS measure)	341,529	301,700	914,229	856,774

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2021	2020	2021	2020
	(ZAR Thousands)
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share
Basic and diluted earnings per share (ZAR)	4.72	4.30	12.17	12.73
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	29,062	20,333
Basic and diluted earnings
Profit attributable to ordinary shareholders	146,201	87,398	353,624	258,875

Adjusted basic and diluted earnings per share (a non-IFRS measure)
The calculation of Adjusted basic and diluted earnings per share (a non-IFRS measure) has been based on the Adjusted profit attributable to ordinary shareholders (a non-IFRS measure) and the weighted average number of ordinary shares in issue.
Adjusted basic and diluted earnings per share (a non-IFRS measure)	4.72	4.30	12.52	12.73
Weighted average number of ordinary shares in issue at period end (000’s)	30,951	20,333	29,062	20,333
Reconciliation between basic earnings and Adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	146,201	87,398	353,624	258,875
Adjust for: IPO costs	-	-	10,288	-
Tax effect on above	-	-	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure	146,201	87,398	363,912	258,875

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended November 30, 2021

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended November 30, 2020, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the Group’s operating currencies.

SUBSCRIPTION REVENUE	Three Months Ended November 30,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	663,947	567,189	17%
Conversion impact of other currencies	13,450	-	2%
Subscription revenue on a constant currency basis	677,397	567,189	19%

TOTAL REVENUE	Three Months Ended November 30,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	719,541	588,667	22%
Conversion impact of other currencies	14,217	-	3%
Total revenue on a constant currency basis	733,758	588,667	25%

Nine Months Ended November 30, 2021

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the nine months ended November 30, 2020, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the Group’s operating currencies.

SUBSCRIPTION REVENUE	Nine Months Ended November 30,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Subscription revenue as reported	1,897,450	1,635,041	16%
Conversion impact of other currencies	59,083	-	4%
Subscription revenue on a constant currency basis	1,956,533	1,635,041	20%

TOTAL REVENUE	Nine Months Ended November 30,
	2021	2020	Year-on-Year Change
	(ZAR Thousands)		Percentage
Total revenue as reported	2,004,502	1,674,802	20%
Conversion impact of other currencies	60,791	-	3%
Total revenue on a constant currency basis	2,065,293	1,674,802	23%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicators of liquidity and the ability of the Group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IOT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.